                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   -----------------------------------------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                    IMP, INC.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                           ---------------------------
                         (Title of Class of Securities)

                                    449693209
                           ---------------------------
                                 (CUSIP Number)

                              Subba Rao Pinamaneni
                        Teamasia Semiconductors PTE Ltd.
                            PSA Building Post Office
                                  P.O. Box 512
                                Singapore 911148
                                   65-273-7643
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]
                         (Continued on following pages)

                               (Page 1 of 4 Pages)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                           SCHEDULE 13D

----------------------------------------                   --------------------------------------------
         CUSIP NO. 449693209                                               PAGE 2 OF 4
----------------------------------------                   --------------------------------------------


-------------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         TEAMASIA SEMICONDUCTORS PTE LTD.
-------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) [ ]
                                                                                         (b) [X]
-------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                                              [ ]
-------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         SINGAPORE
-------------------------------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                    671,173
OWNED BY EACH         ---------------------------------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                0
                      ---------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                671,173
                      ---------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         671,173
-------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                      [ ]
-------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.6%
-------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------------------------------

     Teamasia Semiconductors PTE Ltd., a Singapore corporation (together with its affiliates, "Teamasia"), hereby amends Items 4 and 7 of its Statement on
Schedule 13D, dated October 8, 1999, filed with the Securities and Exchange Commission (the "Commission") on February 14, 2000, as amended by Amendment No. 1 filed with the Commission on May 31, 2000 (as amended, the "Statement") relating to the common stock, par value $.01 per share, of IMP, Inc.

ITEM 4 PURPOSE OF TRANSACTION.

     Item 4 is amended by appending the following information to Item 4:

     On May 31, 2000, Teamasia's counsel delivered to the Board of Directors of the Company a letter, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference. To the extent different than information previously provided in Item 4, such information is superceded by Teamasia'a May 31, 2000 letter. Because of the waiver of closing conditions contained in the May 31, 2000 letter, Teamasia may be deemed to beneficially own the 4,793,235 shares to be issued to it pursuant to the December Stock Purchase Agreement.

ITEM 7 MATERIAL FIELD AS EXHIBITS.

     In addition to the exhibits previously filed, the following is field with Amendment No. 2 to the Statement.

     Exhibit 3. Letter dated May 31, 2000 from counsel to Teamasia to the Board of Directors of IMP, Inc.




                                  (Page 3 of 4)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: June 1, 2000            TEAMASIA SEMICONDUCTORS PTE LTD.


                                    By: /s/ SUBBA RAO PINAMANENI
                                        ------------------------
                                    Name: Subba Rao Pinamaneni
                                    Title: Managing Director




                                  (Page 4 of 4)